KING & SPALDING	King & Spalding LLP 1180 Peachtree Street N.E. Atlanta, Georgia 30309-3521 www.kslaw.com

Keith M. Townsend Direct Dial: (404) 572-3517 Direct Fax: (404) 572-5133 ktownsend@kslaw.com

October 1, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Ms. Jennifer Hardy
Branch Chief

Re:	Zep Inc.
Amendment No. 1 to Form 10
Filed September 12, 2007
File No. 1-33633

Ladies and Gentlemen:

We are writing in response to the letter (“the Comment Letter”) dated September 27, 2007 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), with respect to Zep Inc. (“Zep” or the “Company”) Amendment No. 1 to Form 10 filed September 12, 2007. The responses are set forth below following the text of the paragraph of the Comment Letter to which each response relates.

Information Statement

General

Staff’s Comment 1: Please disclose the information set forth in the last paragraph of your response to comment 1 in our letter dated August 28, 2007.

Response: Zep has added an additional paragraph in “The Spin-Off—Introduction” on page 31 in response to the Staff’s comment.

Staff’s Comment 2: We note your response to comment 2 in our letter dated August 28, 2007. Please also disclose the value of the equity awards on an individual basis for each of your executive officers and directors.

Response: Zep has added additional detail about expected equity awards to individual executive officers and directors to the extent that such information is known at this time. Zep has added such additional disclosure in numerous instances throughout the information statement, including in response to the question “Will Zep executives, directors and employees be treated differently than the other stockholders in the spin-off?” on page 10 in the “Summary—Questions and Answers About Zep and the Spin-off” section, in the “Interests of Certain Person” section on page 39 and in the “Compensation Discussion and Analysis—Equity Award Grant Practices” section on page 99.

Staff’s Comment 3: Please provide us with a copy of the tax opinion.

Response: A form of our tax opinion is being delivered to you supplementally under separate cover.

Risk Factors, page 20

Staff’s Comment 4: We note your response to comment 10 in our letter dated August 28, 2007; however, the filing does not reflect all the revisions you mention in your response. Please quantify the costs of operating as a stand alone company on page 20 and quantify your debt service obligations and the funds that are available to satisfy your debt payments on page 29. Also, you did not delete the risk factor entitled “We may incur increased expenses if the transition services agreement . . .”

Response: In response to the Staff’s comment, Zep has revised the risk factor “Historical financial information may be of limited relevance” on page 20 to quantify the costs of operating as a stand-alone company.

Also in response to the Staff’s comment, Zep has revised the risk factor “As part of the spin-off from Acuity Brands, we will incur indebtedness, which will subject us to various restrictions that could limit our operating flexibility” on page 29 to quantify the funds Zep will have available to satisfy its debt payments at the time of the spin-off. In this risk factor and elsewhere in the information statement Zep has disclosed its current expectations for its debt obligations at the time of the spin-off and that “market conditions prevalent at the time of the distribution will dictate how [Zep] choose[s] to utilize each of [its] financing arrangements to ensure that costs related to [its] borrowings are minimized. Zep has similarly disclosed that going forward “actual borrowings under [its] credit facilities will be dependent upon [its] future performance and liquidity needs.” Zep does not believe that it can, at this time, disclose any additional information about its debt obligations that would enhance a reader’s understanding of the risks associated with Zep’s common stock.

Additionally, Zep has deleted the risk factor entitled “We may incur increased expenses if the transition services agreement with Acuity Brands is terminated.”

Compensation Discussion and Analysis, page 89

Short-Term Incentives, page 92

Staff’s Comment 5: If available, please disclose the target amounts for short-term incentives for fiscal 2007.

Response: We confirm that disclosure of the target annual incentive awards for the named executive officers for fiscal 2007, both as a percentage of salary and as a dollar amount, appear on page 96 under the heading “Fiscal 2007 Awards”. We confirm that target annual incentive awards for fiscal 2008 have not yet been determined.

Staff’s Comment 6: Please explain in greater detail how the financial performance percentages are determined.

Response: We have revised the disclosure in several places on pages 93 to 97 under the heading “Short-Term Incentives” to clarify how the financial performance measures are determined and how they factor into the annual incentive award calculation.

Staff’s Comment 7: Please clarify how the determination formula is calculated. How is the annual incentive target calculated? How is the PMP rating factored in the formula? Consider providing an example.

Response: We have revised the disclosure in several places on pages 93 to 97 under the heading “Short-Term Incentives” to clarify how the annual incentive award is calculated and to provide further detail about the PMP payout percentage. We have also provided an example of how the annual incentive award is calculated for fiscal 2007.

Staff’s Comment 8: For the fiscal 2007 awards, please explain in greater detail how the performance measures and weightings relate to the thresholds, targets and maximum data reflected on page 94.

Response: We have revised the disclosure in several places on pages 93 to 97 under the heading “Short-Term Incentives” to better explain how the performance measures and weightings relate to the threshold, target and maximum performance levels for the annual incentive awards for fiscal 2007.

Executive Compensation, page 100

Staff’s Comment 9: Please disclose the bonuses and non-equity incentive awards for fiscal 2007. We note that these amounts are expected to be determined in late September 2007.

Response: We confirm that the bonus and non-equity awards for fiscal 2007 were approved by the Acuity Brands board on September 28, 2007. We have revised the Compensation Discussion and Analysis under the heading “Short-Term Incentives—Fiscal 2007 Awards” on page 95 and the Fiscal 2007 Summary Compensation Table on page 103 to include this information.

We trust that the foregoing is responsive to the Staff’s comments. Should you have any additional questions or comments, please do not hesitate to contact the undersigned directly at (404) 572-3517 or at the address indicated above.

Thank you for your assistance.

Very Truly Yours,

/s/ Keith M. Townsend
Keith M. Townsend

cc:	Mr. Ernest Greene

Mr. Rufus Decker

Ms. Brigitte Lippman

United States Securities and Exchange Commission

Mr. John K. Morgan

Mr. Mark R. Bachmann

Mr. C. Francis Whitaker, III

Zep Inc.